Filed Pursuant to Rule 433

Registration No. 333-209718

Final Term Sheet

July 30, 2018

€2,250,000,000

AT&T Inc.

€2,250,000,000 FLOATING RATE GLOBAL NOTES DUE 2020

ISSUER:	AT&T Inc. (“AT&T”)

TITLE OF SECURITIES:	Floating Rate Global Notes due 2020 (the “Notes”)

TRADE DATE:	July 30, 2018

SETTLEMENT DATE (T+4):	August 3, 2018

MATURITY DATE:	August 3, 2020

AGGREGATE PRINCIPAL AMOUNT OFFERED:	€2,250,000,000

PRICE TO PUBLIC (ISSUE PRICE):	100.200%

GROSS SPREAD:	0.150%

PRICE TO AT&T:	100.050%

NET PROCEEDS:	€2,251,125,000

USE OF PROCEEDS:	General corporate purposes.

UNDERWRITERS’ REIMBURSEMENT OF AT&T’S EXPENSES:	Underwriters to reimburse $750,000 of AT&T’s expenses.

INTEREST RATE:	Applicable EURIBOR Rate (based on the three-month EURIBOR) plus 40 basis points. The interest rate on the Notes will in no event be lower than zero.

INTEREST PAYMENT DATES:	Quarterly on each February 3, May 3, August 3 and November 3, commencing November 3, 2018; provided, however, that if any such interest payment date would fall on a day that is not a EURIBOR business day, other than the interest payment date that is also the date of maturity, that interest payment date will be postponed to the next succeeding EURIBOR business day, unless the next succeeding EURIBOR business day is in the next succeeding calendar month, in which case such interest payment date shall be the immediately preceding EURIBOR business day; and provided further, that if the date of maturity is not a EURIBOR business day, payment of principal and interest will be made on the next succeeding business day and no interest will accrue for the period from and after such date of maturity.

DENOMINATIONS:	Minimum of €100,000 and integral multiples of €1,000 in excess thereof.

INDENTURE AND RANKING:	The Notes will be issued under an indenture, dated as of May 15, 2013, between AT&T and The Bank of New York Mellon Trust Company, N.A., as trustee. The Notes will be AT&T’s unsecured and unsubordinated obligations and will rank pari passu with all other indebtedness issued under the indenture.

OPTIONAL REDEMPTION BY AT&T:	None.

TAX GROSS UP:	Comparable to prior AT&T transactions.

TAX CALL:	Comparable to prior AT&T transactions.

ISIN:	XS1862437909

CUSIP:	00206RGA4

COMMON CODE:	186243790

LISTING:	AT&T intends to apply to list the Notes on the New York Stock Exchange.

FORM/CLEARING SYSTEMS:	The Notes will be issued only in registered, book-entry form. There will be a Global Note deposited with a common depositary for Euroclear Bank S.A./N.V. and Clearstream Banking S.A. for each issue.

STABILIZATION:	FCA/ICMA

DAY COUNT FRACTION:	ACTUAL/360, modified following, adjusted

RATINGS:	Moody’s: Baa2 (Stable) S&P: BBB (Stable) Fitch: A- (Stable)

BOOK-RUNNING MANAGER:	Deutsche Bank AG, London Branch

REFERENCE DOCUMENT:	Preliminary Prospectus Supplement, dated July 30, 2018; Prospectus, dated February 25, 2016

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING DEUTSCHE BANK AG, LONDON BRANCH AT 1-800-503-4611.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM. A SECURITIES RATING IS NOT A RECOMMENDATION TO BUY, SELL OR HOLD SECURITIES AND MAY BE REVISED OR WITHDRAWN AT ANY TIME.